SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended
December 31, 2001

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Kennecott Savings and Investment Plan

8309 West 3595 South
P. O. Box 6333
Magna, UT 84044

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto, plc
6 St. James Square
London SW1Y 4LD
England

1-10533

Financial Statements and Exhibits

(A) Financial Statements

Kennecott Savings and Investment Plan
Report of Independent Accountants
Financial Statements Prepared in Accordance with the Financial Reporting Requirements of ERISA
Notes to Financial Statements
Supplemental Schedules to Financial Statements

(B) Exhibit:

Consent of PricewaterhouseCoopers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings and Investment Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Kennecott Savings and Investment Plan

By: ______________________
R. S. Light

Title: Vice President Finance

Date: June 27, 2002

PRICEWATERHOUSECOOPERS

KENNECOTT

SAVINGS AND INVESTMENT PLAN

December 31, 2001 and 2000

KENNECOTT
SAVINGS AND INVESTMENT PLAN

CONTENTS

Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that are omitted are not applicable to the Kennecott Savings and Investment Plan.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Beneficial Life Tower
36 South State Street Suite 1700
Salt Lake City UT 84111
Telephone (801) 531 9666
Facsimile (801) 363 7371

Report of Independent Accountants

To the Participants and Administrator of
the Kennecott Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kennecott Savings and Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 28, 2002

KENNECOTT
SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,	
	2001	2000
Assets		
Investments	$251,521,659	$278,945,419
Receivables:		
Employer Contribution	18,833	-
Employee Contributions	38,974	-
Participant Loans	6,341	
Total Receivables	64,148	
Net Assets Available for Benefits	$251,585,807	$278,945,419

The accompanying notes are an integral part of the financial statements.

KENNECOTT
SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets
Available for Benefits

	Years Ended December 31, 2001	2000
Additions (Deductions):		
Investment income (loss):		
Interest and dividends	$ 8,420,965	$ 20,147,890
Net depreciation in fair value of investments	(35,323,882)	(41,832,908)
Total Investment Income (Loss)	(26,902,917)	(21,685,018)
Contributions:		
Employee contributions	14,775,615	15,872,251
Employer contributions	7,782,380	7,839,321
Total Contributions	22,557,995	23,711,572
Total Additions (Deductions)	(4,344,922)	2,026,554
Deductions:		
Benefits paid to participants	(23,014,690)	(22,767,428)
Total Deductions	(23,014,690)	(22,767,428)
Net Decrease	(27,359,612)	(20,740,874)
Net Assets Available for Benefits:		
Beginning of Year	278,945,419	299,686,293
End of Year	$ 251,585,807	$ 278,945,419

The accompanying notes are an integral part of the financial statements.

KENNECOTT
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Kennecott Savings and Investment Plan (the Plan) have been prepared on the accrual basis of accounting.

At December 31, 2001 and 2000, investments in fixed income and investment contracts were valued at fair value as determined by the Plan administrator. All other investments, excluding participant loans, were valued at quoted market prices. Participant loans are valued at the contract amount, which approximates fair value. Realized gains or losses on security transactions are determined on the trade date as the difference between proceeds received and average cost.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

2. USE OF ESTIMATES

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. RISKS AND UNCERTAINTIES

The Plan provides for various investment options, in any combination of stocks, bonds, mutual funds and other investment securities as designated by the employee. Investment securities are exposed to various risks, such as interest rate and market fluctuations and credit risk. Due to the level of risk associated with certain investment securities, changes in the values of investment securities may occur in the near term. Such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

4. DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary Plan description, "Savings and Investment Plan," which provides a detailed discussion of the Plan, benefits and vesting of participants.

4. DESCRIPTION OF PLAN (continued)

General – The Plan is a defined contribution plan covering all non-represented employees of Kennecott Holdings Corporation and Participating Companies (collectively the Company), as defined in the Plan. Kennecott Holdings Corporation is wholly-owned subsidiary of Rio Tinto America, Inc., which is an in-direct wholly-owned subsidiary of Rio Tinto plc. Rio Tinto plc and Rio Tinto Limited entered into a dual listed companies merger in 1995 with the effect that the two companies operate as one business organization. All eligible employees of the Company can participate in the Plan immediately upon employment.

Contributions – An eligible employee may make a contribution of 1% to 19% of his/her salary on a before-tax basis via payroll deduction up to a maximum of $10,500 for 2001. Eligible employees may also contribute on an after-tax basis, from 1% to 19% of their eligible salary. Total before-tax and after-tax contributions may not exceed 19% of eligible salary. Contributions are allocated among thirteen funds as designated by the employee. The Company matches employee contributions dollar for dollar up to 6% of base pay. The Company match is invested in the same manner as the employee's contributions.

Participant Accounts – Each participant's investment account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings and is charged with an allocation of investment management fees. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Loans – Participants may borrow against their account balances. The amount of the loan may not exceed the lesser of $50,000 or 50% of the participant's vested account balance. A participant may not request a loan for less than $1,000 and may not have more than one loan outstanding from the Plan. All loans are collateralized by 50% of the participant's vested account balance. Interest is charged on loans at a rate equal to prime plus one percent (5.75% at December 31, 2001 and 10.5% at December 31, 2000). Repayment is made through payroll deductions and the term of repayment may not be greater than ten years.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company contribution portion of their account plus earnings thereon is based on years of service. A participant is 100% cliff vested after five years of credited service (three years, effective January 1, 2002). In the event of death or permanent disability, a participant becomes fully vested in the Company contributions and earnings thereon.

4. DESCRIPTION OF PLAN (continued)

Payment of Benefits – On termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in a lump-sum amount or annual, semi-annual or quarterly installments.

Account Forfeitures – Forfeited nonvested amounts are used to reduce Company contributions. Forfeitures from the Plan for the years ending December 31, 2001 and 2000 were $279,966 and $1,107,567, respectively.

The following investment options are available to participants:

The Growth and Income Fund is invested in the Putnam Fund for Growth and Income, a member of the Putnam Investment group. The Putnam Fund for Growth and Income seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth, current income or both.

Stable Value Fund consists primarily of fixed income and investment contracts issued by various insurance companies and financial institutions.

The S&P 500 Fund is invested in the Putnam S&P 500 Index Fund, a member of the Putnam Investment group. It includes stocks that comprise the S&P 500 Index, an indicator of the U.S. stock market.

Rio Tinto plc ADR Fund is comprised of American Depositary Receipts (ADR) of Rio Tinto plc. Each Rio Tinto plc ADR represents four ordinary shares of Rio Tinto plc deposited with a U. S. bank or its custodial agent.

Income Fund is invested in the Putnam Income Fund, a member of the Putnam Investment group. The Putnam Income Fund seeks high current income consistent with prudent risk, mainly through fixed-income securities. The Income Fund was replaced with the PIMCO Total Return Fund in July 2001.

New Opportunities Fund is invested in the Putnam New Opportunities Fund, a member of the Putnam Investment group. The Putnam New Opportunities Fund seeks long-term capital appreciation primarily through common stock investments in companies in economic sectors that Putnam management believes offer above-average potential for growth.

Voyager Fund is invested in the Putnam Voyager Fund, a member of the Putnam Investment group. The Putnam Voyager Fund aggressively seeks capital appreciation through common stock.

4. DESCRIPTION OF PLAN (continued)

Managers Special Equity Fund seeks capital appreciation through investing primarily in equity securities expected to have superior earnings and growth potential. The fund ordinarily invests at least 65% of it's assets in equity securities of small to medium sized capitalization companies, with emphasis placed on those with market capitalizations of under $1 billion. The fund will usually have a higher degree of risk and price volatility in an effort to achieve great capital appreciation and have a lower income return than diversified equity funds.

Asset Allocation: Growth Fund is invested in the Putnam Asset Allocation: Growth Fund, a member of the Putnam Investment group. The Putnam Asset Allocation: Growth Fund seeks capital appreciation. The fund is designed for relatively aggressive investors who are willing to accept greater risk in exchange for a higher growth potential. Diversification is among different types of stocks with some investments in bonds and money market instruments.

Asset Allocation: Balanced Fund is invested in the Putnam Asset Allocation: Balanced Fund, a member of the Putnam Investment group. The Putnam Asset Allocation: Balanced Fund seeks total return. The fund is designed for investors who want an investment with moderate risk and the potential for moderate growth. The balance between the relative stability of bonds and the fluctuation of stocks is designed to reduce overall risk.

Asset Allocation: Conservative Fund is invested in the Putnam Asset Allocation: Conservative Fund, a member of the Putnam Investment group. The Putnam Asset Allocation: Conservative Fund seeks total return consistent with lower volatility. The fund is designed for investors who are willing to accept a reduced potential for growth in exchange for less risk. Substantial investments in investment-grade bonds are designed to reduce risk overall, while a portion remains in stocks to help investments stay ahead of inflation.

International Growth Fund is invested in the Putnam International Growth Fund, a member of the Putnam Investment group. The Putnam International Growth Fund seeks capital appreciation by investing in a diversified portfolio of stocks of companies located outside the United States.

Investors Fund is invested in the Putnam Investors Fund, a member of the Putnam Investment group. The Putnam Investors Fund seeks long-term growth of capital by investing mainly in stocks of well-established companies that provide opportunities for growth over the long term.

PIMCO Total Return Fund seeks maximum total return, consistent with preservation of capital. The fund focuses on intermediate maturity fixed income securities with an average duration of 3-6 years.

The Loan Fund is invested in participant loans. Earnings are based on the prime rate plus one percent.

4. DESCRIPTION OF PLAN (concluded)

The number of participants in each investment fund at December 31, 2001 and 2000 was as follows:

Investment Fund	2001	2000
Putnam Fund for Growth and Income	1,667	1,700
Stable Value Fund	1,554	1,551
Putnam S&P 500 Fund	1,558	1,614
Rio Tinto plc ADR Fund	986	941
Putnam Income Fund	0	764
Putnam New Opportunities Fund	1,817	1,921
Putnam Voyager Fund	1,619	1,727
Managers Special Equity Fund	326	257
Putnam Asset Allocation: Growth Fund	321	290
Putnam Asset Allocation: Balanced Fund	297	254
Putnam Asset Allocation: Conservative Fund	275	246
Putnam International Growth Fund	1,282	1,344
Putnam Investors Fund	563	556
PIMCO Total Return Fund	856	0
Loan Fund	590	577

The Administrative Committee, consisting of three or more persons appointed by the Board of Directors of Kennecott Holdings Corporation, administers the Plan. The Administrative Committee has the sole power and responsibility to interpret and construe the provisions of the Plan and decide on any disputes, and in general, to direct the administration of the Plan.

The Company pays all costs and expenses incurred in administering the Plan. Transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participant.

Kennecott Holdings Corporation may, at any time, terminate or amend the Plan. On termination of the Plan, each participant's account shall become fully vested and nonforfeitable and distribution of Plan assets shall be made as directed by the Administrative Committee.

5. INCOME TAX STATUS

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan administrator believes that the Plan continues to qualify and to operate as designed.

KENNECOTT
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements

6. INVESTMENTS (continued)

The following information presents the cost and fair value of all individual investments by type of investment:

	December 31, 2001		
	Cost	Fair Value	
The Boston Company			
Money Market Portfolio	$ 468,945	$ 468,945	
Rio Tinto plc ADRs	7,104,745	8,896,793	
Fixed Income Contracts:			
New York Life Insurance Company	1,496,224	1,560,306	
Principal Mutual Life Company	1,631,444	1,680,803	
Pacific Mutual Insurance Company	1,372,863	1,471,597	
Monumental Life Insurance Company	4,373,090	4,676,337	
Monumental Life Insurance Company	3,313,606	3,549,554	
Total Fixed Income Contracts	12,187,227	12,938,597	
Investment Contracts:			
SEI Stable Asset Fund	8,129,488	8,129,488	
Transamerica Life Insurance Company	13,067,086	13,421,789	*
State Street Bank and Trust	13,024,919	13,160,465	*
Monumental Life Insurance Company	23,507,365	23,946,567	*
Total Investment Contracts	57,728,858	58,658,309	
Investment Funds:			
Managers Special Equity Fund	4,913,351	4,279,074	
Putnam Fund for Growth and Income	39,281,656	34,012,524	*
Putnam S&P 500 Index Fund	23,126,653	26,836,011	*
Putnam New Opportunities Fund	46,849,181	30,687,892	*
Putnam Voyager Fund	38,984,150	29,683,373	*
Putnam Asset Allocation: Growth Fund	2,894,562	2,264,756	
Putnam Asset Allocation: Balanced Fund	3,304,937	2,809,506	
Putnam Asset Allocation: Conservative Fund	1,818,801	1,591,454	
Putnam International Growth Fund	20,223,325	18,232,798	*
Putnam Investors Fund	6,798,204	5,098,412	
PIMCO Total Return Fund	9,905,245	9,913,783	
Total Investment Funds	198,100,065	165,409,583	
Participant Loans	0	5,149,432	
TOTAL INVESTMENTS	$275,589,840	$251,521,659	

* Represents 5% or more of net assets available for benefits.

KENNECOTT
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements

6. INVESTMENTS

The following information presents the cost and fair value of all individual investments by type of investment:

	December 31, 2000	
	Cost	Fair Value
The Boston Company		
Money Market Portfolio	$ 450,039	$ 450,039
Rio Tinto plc ADRS	7,229,570	8,606,814
Fixed Income Contracts:		
New York Life Insurance	1,397,817	1,428,441
Principal Mutual Life	1,543,495	1,538,911
Pacific Mutual Insurance	2,574,539	2,616,442
Met Life/Loomis	7,287,312	7,187,646
Monumental Life Insurance	5,462,095	5,588,763
Monumental Life Insurance	3,091,338	3,204,531
Transamerica	4,059,840	3,823,152
Total Fixed Income Contracts	25,416,436	25,387,886
Investment Contracts		
SEI Stable Asset Fund	2,156,510	2,156,508
Transamerica	8,619,999	8,623,507
State Street Bank	8,379,215	8,362,281
Monumental Life Insurance	22,182,790	22,052,001 *
Total Investment Contracts	41,338,514	41,194,297
Investment Funds:		
Managers Special Equity Fund	3,704,253	3,045,097
Putnam Fund for Growth and Income	40,310,234	37,757,430 *
Putnam S&P 500 Index Fund	21,876,363	29,454,424 *
Putnam Income Fund	7,033,430	6,556,461
Putnam New Opportunities Fund	50,874,222	43,780,142 *
Putnam Voyager Fund	40,021,662	39,356,609 *
Putnam Asset Allocation: Growth Fund	2,649,426	2,157,157
Putnam Asset Allocation: Balanced Fund	3,104,393	2,763,544
Putnam Asset Allocation: Conservative Fund	1,875,974	1,690,546
Putnam International Growth Fund	22,242,118	24,572,838 *
Putnam Investors Fund	7,134,045	6,735,146
Total Investment Funds	200,826,120	197,869,394
Participant Loans	0	5,436,989
TOTAL INVESTMENTS	$275,260,679	$278,945,419

* Represents 5% or more of net assets available for benefits

6. INVESTMENTS (concluded)

The fixed income and investment contracts with financial institutions and insurance companies are restricted in that the Plan may only withdraw funds in accordance with specified changes in participant's investment allocation designations or as a result of benefit payments. A penalty will be imposed on any other early withdrawal or termination of these contracts. Issues of fixed income contracts do not hold the underlying securities as collateral.

At December 31, 2001 and 2000, all investments were held by Putnam Investments.

7. RELATED-PARTY TRANSACTIONS

Certain Plan investments are managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan, therefore, these transactions qualify as party-in-interest transactions.

KENNECOTT
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

8. CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND:

For the Year Ended December 31, 2001

	Growth and Income	Stable Value	S&P 500 Index	Rio Tinto ADR	Income	New Opportunities	Voyager	Asset Allocation: Growth
Additions (Deductions):								
Investment Income (loss):								
Interest and Dividends	$1,178,400	$4,160,876	$ 36	$269,547	$ 227,953	$ -	$1,329,385	$70,268
Net appreciation (depreciation) in fair value of investments	(3,514,387)	1,459,189	(3,479,623)	872,623	46,543	(13,279,016)	(10,050,288)	(287,396)
Total Investment Income (loss)	(2,335,987)	5,620,065	(3,479,587)	1,142,170	274,496	(13,279,016)	(8,720,903)	(217,128)
Contributions:								
Employee contributions	1,673,802	2,741,544	1,729,695	676,789	230,444	2,666,595	1,935,642	285,119
Employer contributions	922,222	1,308,987	946,686	380,571	130,880	1,428,076	1,018,709	155,615
Total Contributions	2,596,024	4,050,531	2,676,381	1,057,360	361,324	4,094,671	2,954,351	440,734
Total Additions (Deductions)	260,037	9,670,596	(803,206)	2,199,530	635,820	(9,184,345)	(5,766,552)	223,606
Deductions:								
Benefits paid to participants	(3,416,349)	(9,638,313)	(1,367,262)	(449,828)	(206,417)	(2,262,979)	(2,005,796)	(225,668)
Total Deductions	(3,416,349)	(9,638,313)	(1,367,262)	(449,828)	(206,417)	(2,262,979)	(2,005,796)	(225,668)
Interfund transfers and loans	(588,594)	5,001,346	(447,945)	(1,459,723)	(6,985,864)	(1,644,926)	(1,900,888)	109,661
Net Increase (Decrease)	(3,744,906)	5,033,629	(2,618,413)	289,979	(6,556,461)	(13,092,250)	(9,673,236)	107,599
Net Assets Available for Benefits								
Beginning of Year:	37,757,430	67,032,222	29,454,424	8,606,814	6,556,461	43,780,142	39,356,609	2,157,157
End of Year	$ 34,012,524	$ 72,065,851	$ 26,836,011	$ 8,896,793	$ -	$ 30,687,892	$ 29,683,373	$2,264,756

KENNECOTT
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

8. CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND:

For the Year Ended December 31, 2001

	Asset Allocation: Balanced	Asset Allocation: Conservative	International Growth	Investors	Managers Special Equity	PIMCO Total Return	Loan Fund	Unallocated Amount	Total
Additions (Deductions):									
Investment Income (loss):									
Interest and Dividends	$90,020	$102,237	$ (302)	$ (35)	$ (30)	$492,883	$499,727	$ -	$8,420,965
Net appreciation (depreciation) in fair value of investments	(260,160)	(104,822)	(4,725,219)	(1,721,656)	(319,793)	40,123	-	-	(35,323,882)
Total Investment Income (loss)	(170,140)	(2,585)	(4,725,521)	(1,721,691)	(319,823)	533,006	499,727	-	(26,902,917)
Contributions:									
Employee contributions	213,943	129,030	1,155,851	563,611	455,586	272,649	-	45,315	14,775,615
Employer contributions	112,147	67,741	621,683	288,752	221,234	160,244	-	18,833	7,782,380
Total Contributions	326,090	196,771	1,777,534	852,363	676,820	432,893	-	64,148	22,557,995
Total Additions (Deductions)	155,950	194,186	(2,947,987)	(869,328)	356,997	965,899	499,727	64,148	(4,344,922)
Deductions:									
Benefits paid to participants	(84,662)	(166,540)	(1,569,573)	(225,797)	(451,519)	(485,286)	(458,701)	-	(23,014,690)
Total Deductions	(84,662)	(166,540)	(1,569,573)	(225,797)	(451,519)	(485,286)	(458,701)	-	(23,014,690)
Interfund transfers and loans	(25,326)	(126,738)	(1,822,480)	(541,609)	1,328,499	9,433,170	(328,583)	-	-
Net Increase (Decrease)	45,962	(99,092)	(6,340,040)	(1,636,734)	1,233,977	9,913,783	(287,557)	64,148	(27,359,612)
Net Assets Available for Benefits									
Beginning of Year:	2,763,544	1,690,546	24,572,838	6,735,146	3,045,097	-	5,436,989	-	278,945,419
End of Year	$ 2,809,506	$ 1,591,454	$ 18,232,798	$5,098,412	$ 4,279,074	$9,913,783	$ 5,149,432	$ 64,148	$ 251,585,807

KENNECOTT
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

8. CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND:

For the Year Ended December 31, 2000

	Growth and Income	Stable Value	S&P 500	Rio Tinto plc ADR	Income	New Opportunities	Voyager
Additions (Deductions):							
Investment income (loss):							
Interest and dividends	$1,361,944	$4,222,581	$ -	$312,994	$442,446	$5,922,286	$3,855,169
Net appreciation (depreciation) in fair value of investments	1,315,318	1,982,424	(2,973,302)	(1,577,883)	18,746	(20,832,850)	(11,777,318)
Total Investment Income (loss)	2,677,262	6,205,005	(2,973,302)	(1,264,889)	461,192	(14,910,564)	(7,922,149)
Contributions:							
Employee contributions	1,695,515	2,690,086	1,967,462	644,789	483,492	3,167,989	2,289,639
Employer contributions	938,534	1,210,942	991,918	353,453	239,653	1,521,899	1,130,808
Total Contributions	2,634,049	3,901,028	2,959,380	998,242	723,145	4,689,888	3,420,447
Total Additions (Deductions)	5,311,311	10,106,033	(13,922)	(266,647)	1,184,337	(10,220,676)	(4,501,702)
Deductions:							
Benefits paid to participants	(2,481,543)	(8,894,003)	(1,638,292)	(378,189)	(426,870)	(4,339,223)	(2,692,127)
Total Deductions	(2,481,543)	(8,894,003)	(1,638,292)	(378,189)	(426,870)	(4,339,223)	(2,692,127)
Interfund transfers and loans	(4,533,976)	(9,851,606)	(1,435,608)	1,255,616	(1,181,334)	9,126,996	(407,840)
Net Increase (Decrease)	(1,704,208)	(8,639,576)	(3,087,822)	610,780	(423,867)	(5,432,903)	(7,601,669)
Net Assets Available for Benefits:							
Beginning of Year	39,461,638	75,671,798	32,542,246	7,996,034	6,980,328	49,213,045	46,958,278
End of Year	$37,757,430	$67,032,222	$29,454,424	$8,606,814	$6,556,461	$43,780,142	$39,356,609

KENNECOTT
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

8. CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND:

For the Year Ended December 31, 2000

	Asset Allocation: Growth	Asset Allocation: Balanced	Asset Allocation: Conservative	International Growth	Investors	Managers Special Equity	Loan Fund	Total
Additions (Deductions):								
Investment income (loss):								
Interest and dividends	$437,226	$400,811	$207,043	$2,040,419	$109,365	$394,678	$440,928	$20,147,890
Net appreciation (depreciation) in fair value of investments	(629,598)	(462,797)	(209,995)	(4,446,908)	(1,552,153)	(686,592)	-	(41,832,908)
Total Investment Income (loss)	(192,372)	(61,986)	(2,952)	(2,406,489)	(1,442,788)	(291,914)	440,928	(21,685,018)
Contributions:								
Employee contributions	309,040	200,219	119,635	1,455,513	649,626	199,246	-	15,872,251
Employer contributions	164,749	100,671	62,889	724,631	300,454	98,720	-	7,839,321
Total Contributions	473,789	300,890	182,524	2,180,144	950,080	297,966	-	23,711,572
Total Additions (Deductions)	281,417	238,904	179,572	(226,345)	(492,708)	6,052	440,928	2,026,554
Deductions:								
Benefits paid to participants	(179,375)	(91,894)	(60,325)	(941,507)	(378,587)	(16,387)	(249,106)	(22,767,428)
Total Deductions	(179,375)	(91,894)	(60,325)	(941,507)	(378,587)	(16,387)	(249,106)	(22,767,428)
Interfund transfers and loans	68,041	879,596	(199,575)	834,198	1,173,218	3,055,432	1,216,842	-
Net Increase (Decrease)	170,083	1,026,606	(80,328)	(333,654)	301,923	3,045,097	1,408,664	(20,740,874)
Net Assets Available for Benefits:								
Beginning of Year	1,987,074	1,736,938	1,770,874	24,906,492	6,433,223	-	4,028,325	299,686,293
End of Year	$2,157,157	$2,763,544	$1,690,546	$24,572,838	$6,735,146	$3,045,097	$5,436,989	$278,945,419

Supplemental Schedule

KENNECOTT
SAVINGS AND INVESTMENT PLAN
FORM 5500 DETAIL SCHEDULE

Item 27(a) Schedule of Assets held for Investment Purposes as of December 31, 2001:

Shares/Units	Description of Investments	Cost	Fair Value
468,945	The Boston Company Money Market Portfolio	$468,945	$468,945
113,624	Rio Tinto plc ADR Fund	7,104,745	8,896,793
	Fixed Income Contracts:		
	New York Life Insurance Company Fixed Income Contract 7.04% Due December 16, 2002	1,496,224	1,560,306
	Principal Mutual Life Company Fixed Income Contract 5.70% Due December 14, 2002	1,631,444	1,680,803
	Pacific Mutual Life Insurance Company Fixed Income Contract 6.65% Due June 16, 2003	1,372,863	1,471,597
	Monumental Life Insurance Company Fixed Income Contract 6.75% $2,515,497 due June 15, 2003 Balance due June 15, 2004	4,373,090	4,676,337
	Monumental Life Insurance Company Fixed Income Contract 7.19% Due December 15, 2003	3,313,606	3,549,554
	Total Fixed Income Contracts	$12,187,227	$12,938,597

KENNECOTT
SAVINGS AND INVESTMENT PLAN
FORM 5500 DETAIL SCHEDULE

Item 27(a) Schedule of Assets held for Investment Purposes as of December 31, 2001:

Shares/Units	Description of Investments	Cost	Value
	Investment Contracts:		
	SEI Stable Asset Fund 5.66% No specified maturity date	8,129,488	8,129,488
	Transamerica Life Insurance Company 4.88% No specified maturity date	4,000,000	4,139,716
	Transamerica Life Insurance Company 5.68% No specified maturity date	9,067,086	9,282,073
	State Street Bank & Trust 5.70% No specified maturity date	5,249,618	5,365,180
	State Street Bank & Trust 5.52% No specified maturity date	7,775,301	7,795,285
	Monumental Life Insurance Company 5.80% No specified maturity date	23,507,365	23,946,567
	Total Investment Contracts	57,728,858	58,658,309
	Investment Funds:		
60,610	Managers Special Equity Fund	4,913,351	4,279,074
1,915,120	*Putnam Fund for Growth and Income	39,281,656	34,012,524
963,591	*Putnam S&P 500 Index Fund	23,126,653	26,836,011
731,361	*Putnam New Opportunities Fund	46,849,181	30,687,892
1,670,420	*Putnam Voyager Fund	38,984,150	29,683,373
234,933	*Putnam Asset Allocation: Growth Fund	2,894,562	2,264,756
286,100	*Putnam Asset Allocation: Balanced Fund	3,304,937	2,809,506
182,926	*Putnam Asset Allocation: Conservative Fund	1,818,801	1,591,454
913,925	*Putnam International Growth Fund	20,223,325	18,232,798
437,257	*Putnam Investors Fund	6,798,204	5,098,412
947,780	PIMCO Total Return Fund	9,905,245	9,913,783
	Total Investment Funds	198,100,065	165,409,583
	Participant Loans, 5.75% to 10.5%	0	5,149,432
	TOTAL INVESTMENTS	$275,589,840	$251,521,659

* Known party-in-interest

No individual transactions to be reported

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-46865) of Rio Tinto plc of our report dated May 28, 2002 relating to the financial statements of the Kennecott Savings and Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Salt Lake City, Utah
June 26, 2002